

March 27, 2025

Shubham Maheshwari
Chief Financial Officer
Varex Imaging Corporation
1678 S. Pioneer Road
Salt Lake City, Utah 84104

> **Re: Varex Imaging Corporation**
> **Form 10-K for the Fiscal Year Ended September 27, 2024**
> **Filed November 19, 2024**
> **Form 8-K Furnished November 19, 2024**
> **File No. 001-37860**

Dear Shubham Maheshwari:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 8-K Furnished November 19, 2024

Exhibit 99.1

1. We note your non-GAAP measures include an adjustment for "other non-operational costs." Please tell us the amount and nature of each material component of this adjustment in fiscal year 2024 and how you determined that they were not normal and recurring operating expenses necessary to operate your business. Specifically address the propriety of adjusting for inventory write-downs of discontinued products. See Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please present a separate line item for any individual amounts that are material in future filings.

Form 10-K for the Fiscal Year Ended September 27, 2024

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Results of Operations for Fiscal Years 2024 and 2023, page 31

2.   Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each factor contributed to the overall change in that line item, including any offsetting factors. In addition, where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. We note your disclosures that the changes in segment revenues, revenues by region, and segment gross profit from fiscal year 2023 to fiscal year 2024 were due to lower sales in your China business and changes in sales of various products. To the extent possible, quantify the impact of each contributing factor in dollars and/or percentage, expand on the reasons driving these changes, and provide greater transparency into the material components and potential variability of your revenues and gross profit.

Liquidity and Capital Resources
Cash Flows, page 34

3.   Please provide a more informative analysis and discussion of changes in operating, investing and financing cash flows for each period presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Also provide an analysis of any known trends and uncertainties that will result in or that are reasonably likely to result in a material increase or decrease in your liquidity. Ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. Refer to Item 303(a) of Regulation S-K and Section IV.B of SEC Release No. 33-8350.

Critical Accounting Estimates
Goodwill and Intangible Assets, page 36

4.   We note that you conducted a quantitative goodwill impairment test during the fourth quarter of fiscal 2024 due to indicators of possible impairment. Please disclose whether any of your reporting units are at risk of failing the goodwill impairment test. A reporting unit is at risk of failing the impairment test if it has a fair value that is not substantially in excess of carrying value. If no reporting units are at risk based on your most recent impairment test, disclose such information to your readers as we believe it provides them with valuable information in assessing the sensitivity of your goodwill to future impairment. Alternatively, if a reporting unit is at risk of failing the impairment test and a material impairment charge could occur, please disclose the following:
   • The percentage by which fair value exceeded carrying value as of the date of the most recent test;
   • The amount of goodwill allocated to the reporting unit;
   • A description of the methods and key assumptions used and how the key assumptions were determined;
   • A discussion of the degree of uncertainty associated with the key

assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

17. Segment Information, page F-38

5.   Although we note you disclose revenues by segment and geography on page F-39, please tell us how you considered further disaggregation of your revenues pursuant to ASC 606-10-50-5 and ASC 606-10-55-89 through 55-91, such as by modality, vertical, sales channel, customer type, and timing of revenue recognition. We note that you provide pie charts reflecting segment revenue by modality and vertical in your earnings presentation for the first quarter of fiscal year 2025. See also the guidance in ASC 280-10-50-40.

6.   We note your page 31 disclosure regarding the impact of your China business on the decrease in Medical segment revenues. We further note you discuss your sales in China during the earnings call for the first quarter of fiscal year 2025. Pursuant to ASC 280-10-50-41, please revise future filings to disclose revenues from external customers attributed to each individual foreign country, if material.

7.   We note your disclosure on page 13 that one customer accounted for 18% of your fiscal year 2024 revenue. Please revise future filings to disclose the identity of the segment(s) reporting the revenues from such customer pursuant to ASC 280-10-50-42.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stephany Yang at 202-551-3167 or Andrew Blume at 202-551-3254 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing